CBL & ASSOCIATES HOLDCO II, LLC

2030 Hamilton Place Blvd., Suite 500

Chattanooga, TN 37421-6000

October 27, 2021

VIA EDGAR TRANSMISSION AND ELECTRONIC DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ron Alper

Re:	CBL & Associates HoldCo II, LLC and the other Applicants

Form T-3 (File No. 022-29094-41)

Ladies and Gentlemen:

We refer to Form T-3 (File No. 022-29094-41) (as amended, the “Form T-3”) of CBL & Associates HoldCo II, LLC (the “Company”) and the other Applicants (as defined below), initially filed on May 27, 2021 with the Securities and Exchange Commission (the “Commission”), in connection with the qualification under the Trust Indenture Act of 1939, as amended (the “Act”), of (i) the Indenture, among CBL & Associates HoldCo II, LLC, as issuer, CBL & Associates Properties, Inc., the guarantors party thereto and Wilmington Savings Fund Society, FSB, as trustee and collateral agent, related to the 10.0% Senior Secured Notes due 2029 (the “Secured Notes Indenture”) and (ii) the Indenture, among CBL & Associates HoldCo II, as issuer, CBL & Associates Properties, Inc., the guarantors party thereto and Wilmington Savings Fund Society, FSB, as trustee and collateral agent, related to the 7.0% Exchangeable Senior Secured Notes due 2028 (the “Exchangeable Notes Indenture” and, together with the Secured Notes Indenture, the “Indentures”).

On October 21, 2021, the Applicants filed Amendment No. 1 to the above referenced Form T-3. On October 27, 2021, the Applicants filed Amendment No. 2 to the above referenced Form T-3. We hereby request the acceleration of the effectiveness of the above referenced Form T-3 as amended by each amendment thereto so that it may become effective at or prior to 5 p.m. (EDT) on October 29, 2021 or as soon as reasonably practicable thereafter.

In connection with the filing of the Form T-3, the Applicants acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Applicants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Applicants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Heather Emmel at (212) 310-8849 of Wei!, Gotshal & Manges LLP to confirm the effectiveness of the Form T-3.

Very truly yours,

CBL & ASSOCIATES HOLDCO II, LLC

By: CBL & Associates Limited Partnership, its sole
member and chief manager

By: CBL Holdings I, Inc., its sole general partner

By:	/s/ Farzana Khaleel
Name: Farzana Khaleel
Title: Executive Vice President and
Chief Financial Officer